UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No.3)

                              The Finx Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  31809A 10 5
                                 (CUSIP Number)
                                ----------------


                              Storm Morgan Giblin
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 25, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of (sec.)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (sec.)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31809A 10 5

(1) Names of Reporting Persons. I. R. S. Identification Nos. of above persons (entities only): Storm Morgan Giblin

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|
     (b) |_|

(3)  SEC Use Only

(4)  Source of Funds: Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization: United States

(7)  Sole Voting Power:  32,019,157 shares

(8)  Shared Voting Power:

(9)  Sole Dispositive Power: 32,019,157  shares

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,019,157 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

(13) Percent of Class Represented by Amount in Row (11)

     6.42 %

(14) Type of Reporting Person (See Instructions)

     IN

CUSIP No. 31809A 10 5

Item 1.     Security and Issuer

     This Amendment No. 3 relates to the common stock, par value $.01 per share ("Common Stock"), of The Finx Group, Inc., a Delaware corporation (the "Company"), and amends the Schedule 13D, dated April 22, 2003, as amended. The
Schedule 13D, as so amended, is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment is filed by Storm Morgan Giblin in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

Item 2.     Identity and Background

(a)   Storm Morgan Giblin.
(b)   5273 Castlereigh Court, Granite Bay, CA  95746.
(c) Storm Morgan Giblin is a sales a marketing consultant and provides such consulting services as a sole proprietor.
(d) During the past five years, Storm Morgan Giblin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
(e) During the past five years, Storm Morgan Giblin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.
(f)   Storm Morgan Giblin is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.     Purpose of the Transaction

Securities were received pursuant to a stock grant in exchange for sales and marketing services.

Item 5.     Interest in Securities of the Issuer

 (a) Storm Morgan Giblin owns 32,019,157 shares of Common Stock, representing 6.42% of the outstanding shares of Common Stock.

 (b) Set forth below is information as to purchase and or sales of Common Stock by Storm Morgan Giblin during the ninety days prior to the date of this
Schedule 13D. All sales were made on the OTC Bulletin Board since the initial filing of the schedule:

   Date           Number of Shares        Price Per Share
   ----           ----------------        ---------------
4/30/2003              (24,000)                0.0100

4/30/2003              (44,000)                0.0100

4/30/2003              (28,000)                0.0100

5/1/2003               (31,000)                0.0080

5/1/2003               (29,000)                0.0080

5/1/2003               (29,000)                0.0080

5/1/2003               (38,000)                0.0080

5/2/2003               (38,750)                0.0100

5/2/2003               (38,500)                0.0100

5/2/2003               (44,000)                0.0100

5/2/2003               (30,000)                0.0110

5/2/2003               (25,000)                0.0110

5/2/2003               (41,000)                0.0090

5/5/2003               (41,000)                0.0100

5/5/2003               (38,000)                0.0100

5/5/2003               (28,000)                0.0100

5/5/2003               (41,000)                0.0090

5/5/2003               (38,250)                0.0090

5/5/2003               (28,900)                0.0090

5/6/2003               (38,750)                0.0090

5/6/2003               (38,000)                0.0090

5/6/2003               (38,000)                0.0090

5/6/2003               (38,000)                0.0090

5/6/2003               (41,000)                0.0090

5/7/2003               (41,000)                0.0080

5/7/2003               (38,000)                0.0080

5/7/2003               (35,000)                0.0090

5/7/2003               (35,000)                0.0090

5/8/2003               (28,432)                0.0080

5/8/2003               (26,900)                0.0080

5/8/2003               (38,000)                0.0090

5/8/2003               (33,800)                0.0090

5/8/2003               (45,000)                0.0090

5/8/2003               (31,000)                0.0090

5/8/2003               (31,000)                0.0090

5/9/2003               (31,000)                0.0080

5/9/2003               (38,000)                0.0080

5/9/2003               (28,500)                0.0080

5/9/2003               (38,000)                0.0080

5/9/2003               (41,000)                0.0080

5/12/2003              (41,750)                0.0080

5/12/2003              (28,000)                0.0080

5/12/2003              (39,500)                0.0080

5/12/2003              (44,000)                0.0080

5/12/2003              (41,000)                0.0080

5/13/2003              (38,900)                0.0080

5/13/2003              (38,990)                0.0090

5/13/2003              (33,000)                0.0080

5/13/2003              (33,000)                0.0090

5/13/2003              (41,000)                0.0080

5/15/2003              (43,000)                0.0080

5/15/2003              (41,000)                0.0080

5/15/2003              (41,000)                0.0080

5/15/2003              (38,700)                0.0080

5/15/2003              (38,750)                0.0080

5/15/2003              (44,000)                0.0080

5/15/2003              (45,000)                0.0080

5/15/2003              (45,000)                0.0080

5/16/2003              (75,732)                0.0070

5/16/2003              (75,000)                0.0070

5/16/2003              (75,000)                0.0070

5/16/2003              (75,000)                0.0070

5/16/2003              (75,000)                0.0070

5/19/2003              (75,000)                0.0070

5/19/2003              (75,000)                0.0080

5/20/2003              (75,000)                0.0070

5/20/2003              (75,000)                0.0070

5/20/2003              (20,000)                0.0070

5/20/2003              (75,000)                0.0070

5/20/2003              (75,000)                0.0070

5/20/2003              (75,000)                0.0070

5/20/2003              (75,000)                0.0070

5/21/2003              (70,000)                0.0070

5/21/2003              (70,000)                0.0060

5/21/2003              (99,000)                0.0060

5/21/2003              (75,000)                0.0060

5/21/2003               (5,000)                0.0060

5/21/2003               (5,000)                0.0070

5/21/2003              (75,000)                0.0060

5/22/2003              (75,000)                0.0060

5/22/2003              (75,000)                0.0060

5/22/2003              (75,000)                0.0060

5/22/2003              (90,000)                0.0060

5/27/2003              (70,000)                0.0080

5/27/2003              (60,000)                0.0080

5/27/2003              (30,000)                0.0080

5/27/2003              (40,900)                0.0080

5/27/2003              (75,000)                0.0080

5/27/2003              (75,000)                0.0070

5/27/2003              (50,000)                0.0070

5/27/2003              (25,000)                0.0080

5/27/2003              (25,000)                0.0070

5/27/2003               (5,000)                0.0080

5/28/2003              (77,000)                0.0070

5/28/2003              (69,000)                0.0070

5/28/2003              (77,000)                0.0070

5/28/2003              (75,000)                0.0070

5/28/2003              (75,000)                0.0070

5/28/2003              (75,000)                0.0070

5/29/2003              (50,000)                0.0070

5/29/2003              (70,000)                0.0060

5/29/2003              (75,000)                0.0060

5/29/2003              (70,000)                0.0060

5/29/2003               (5,000)                0.0060

5/29/2003              (69,000)                0.0060

5/29/2003              (75,000)                0.0060

5/29/2003              (50,000)                0.0060

5/29/2003              (25,000)                0.0070

5/29/2003               (5,000)                0.0060

5/30/2003              (75,000)                0.0060

5/30/2003              (75,000)                0.0060

5/30/2003              (75,000)                0.0060

5/30/2003              (25,000)                0.0060

5/30/2003              (40,000)                0.0060

5/30/2003               (5,000)                0.0060

5/30/2003              (45,000)                0.0060

6/2/2003               (75,000)                0.0060

6/2/2003               (75,000)                0.0060

6/2/2003               (75,000)                0.0060

6/2/2003               (90,000)                0.0060

6/2/2003               (90,000)                0.0060

6/2/2003               (90,000)                0.0060

6/2/2003               (95,000)                0.0060

6/2/2003                (5,000)                0.0060

6/2/2003               (70,000)                0.0060

6/3/2003               (10,000)                0.0070

6/3/2003               (60,000)                0.0060

6/3/2003               (68,000)                0.0060

6/3/2003               (68,000)                0.0060

6/3/2003               (75,000)                0.0060

6/3/2003               (75,000)                0.0070

6/4/2003               (75,000)                0.0060

6/4/2003               (90,000)                0.0060

6/5/2003               (25,000)                0.0060

6/5/2003               (68,500)                0.0060

6/5/2003              (150,000)                0.0060

6/5/2003               (76,000)                0.0060

6/5/2003              (125,000)                0.0060

6/5/2003               (54,000)                0.0060

6/5/2003               (90,000)                0.0060

6/6/2003               (77,000)                0.0060

6/6/2003              (125,000)                0.0060

6/6/2003               (78,000)                0.0060

6/6/2003              (175,000)                0.0060

6/6/2003              (165,000)                0.0060

6/6/2003               (78,000)                0.0060

6/6/2003              (145,000)                0.0060

6/6/2003               (90,000)                0.0060

6/11/2003              (91,000)                0.0050

6/11/2003             (131,000)                0.0050

6/11/2003             (141,000)                0.0050

6/11/2003              (71,500)                0.0050

6/11/2003              (50,000)                0.0060

6/11/2003             (189,000)                0.0050

6/11/2003             (191,000)                0.0050

6/11/2003             (187,000)                0.0050

6/11/2003              (26,000)                0.0060

6/12/2003             (190,000)                0.0050

6/12/2003             (191,000)                0.0050

6/12/2003             (189,000)                0.0050

6/12/2003             (185,000)                0.0050

6/12/2003             (190,000)                0.0050

6/12/2003             (195,000)                0.0050

6/12/2003             (175,000)                0.0050

6/13/2003             (106,000)                0.0050

6/13/2003              (89,000)                0.0050

6/13/2003              (50,000)                0.0050

6/13/2003             (131,000)                0.0050

6/13/2003             (125,000)                0.0050

6/16/2003             (199,000)                0.0050

6/16/2003             (196,000)                0.0050

6/16/2003             (185,000)                0.0050

6/16/2003             (163,000)                0.0050

6/16/2003             (135,000)                0.0050

6/16/2003             (135,000)                0.0050

6/16/2003              (91,000)                0.0050

6/16/2003              (88,000)                0.0050

6/16/2003              (10,000)                0.0050

6/16/2003              (85,000)                0.0050

6/16/2003             (188,000)                0.0050

6/20/2003             (135,000)                0.0050

6/20/2003             (133,500)                0.0050

6/20/2003             (112,000)                0.0050

6/20/2003              (85,000)                0.0050

6/20/2003              (98,000)                0.0050

6/20/2003              (25,000)                0.0050

6/20/2003              (25,000)                0.0050

6/20/2003             (141,000)                0.0050

6/20/2003              (35,000)                0.0050

6/20/2003             (125,000)                0.0050

6/23/2003             (168,000)                0.0050

6/23/2003             (140,000)                0.0050

6/23/2003              (98,000)                0.0050

6/23/2003              (87,000)                0.0050

6/23/2003              (50,000)                0.0050

6/23/2003             (100,000)                0.0050

6/23/2003             (185,000)                0.0040

6/23/2003             (171,200)                0.0040

6/23/2003             (120,000)                0.0040

6/23/2003             (185,000)                0.0040

6/23/2003             (165,000)                0.0040

6/23/2003              (93,400)                0.0040

6/23/2003              (25,000)                0.0050

6/24/2003             (168,000)                0.0040

6/24/2003             (165,000)                0.0040

6/24/2003             (191,000)                0.0040

6/24/2003             (220,000)                0.0040

6/24/2003             (225,000)                0.0040

6/24/2003             (190,000)                0.0040

6/25/2003             (221,000)                0.0040

6/25/2003             (198,000)                0.0040

6/25/2003             (161,000)                0.0040

6/25/2003             (124,700)                0.0040

6/25/2003             (121,000)                0.0040

6/25/2003             (161,000)                0.0040

6/26/2003             (221,000)                0.0040

6/26/2003             (191,324)                0.0040

6/26/2003             (191,000)                0.0040

6/26/2003             (187,120)                0.0040

6/26/2003             (186,700)                0.0040

6/26/2003             (265,000)                0.0040

6/27/2003             (192,000)                0.0040

6/27/2003              (63,000)                0.0040

6/27/2003             (225,000)                0.0040

6/30/2003              (10,000)                0.0040

6/30/2003             (185,000)                0.0040

6/30/2003             (165,000)                0.0040

6/30/2003             (220,000)                0.0040

6/30/2003             (148,000)                0.0040

6/30/2003               (5,000)                0.0040

6/30/2003               (5,000)                0.0040

6/30/2003              (51,000)                0.0040

7/1/2003              (195,000)                0.0030

7/1/2003              (180,000)                0.0030

7/1/2003              (220,000)                0.0030

7/2/2003              (185,999)                0.0030

7/2/2003              (165,000)                0.0030

7/7/2003              (185,000)                0.0030

7/7/2003              (125,000)                0.0030

7/7/2003              (225,000)                0.0030

7/7/2003              (175,000)                0.0030

7/7/2003              (195,000)                0.0030

7/7/2003              (210,000)                0.0030

7/7/2003               (30,000)                0.0030

7/7/2003              (220,000)                0.0030

7/7/2003              (178,000)                0.0030

7/7/2003              (185,000)                0.0030


(c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer:

None.

Item 7.  Material to be filed as Exhibits:

None.

CUSIP No. 31809A 10 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         By: /S/__________________________
                                                Storm Morgan Giblin